Exhibit 99.2

BNY: PO BOX 505006, Louisville, KY 40233-5006

Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

XCHG Limited

Extraordinary General Meeting of Shareholders

For Shareholders of record as of November 10, 2026

December 4, 2026 9:00 A.M., Central Standard Time

(December 4, 2026 10:00 A.M., Eastern Standard Time)

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 p.m., EST, on November 30, 2026

XCHG Limited

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. (Eastern Standard Time) on November 30, 2026)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipts of XCHG Limited registered in the name of the undersigned on the books of the Depositary as of the close of business November 10, 2026, at the Extraordinary General Meeting of Shareholders of XCHG Limited to be held at 9:00 A.M., Central Standard Time, on December 4, 2026, (10:00 A.M., Eastern Standard Time, on December 4, 2026) at 19121 Marketplace Avenue, Building 2-Suite 2-145, Kyle, TX 78640, United States.

NOTE:
1. Please direct the Depositary how to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Please make your marks like this: ☒

PROPOSAL			YOUR VOTE

Resolutions

	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution, to approve:			
(i). the increase of the authorized share capital of the Company from US$50,000.00 divided into 5,000,000,000 ordinary shares of USD0.00001 each, comprising (a) 4,258,745,553 Class A Ordinary Shares of par value of US$0.00001 each, and (b) 741,254,447 Class B Ordinary Shares of par value of US$0.00001 each, to US$1,000,000 divided into 100,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 99,258,745,553 Class A Ordinary Shares of par value of US$0.00001 each, and (b) 741,254,447 Class B Ordinary Shares of par value of US$0.00001 each, by the creation of additional 95,000,000,000 Class A Ordinary Shares (the "Increase of Authorized Share Capital"); and	☐	☐	☐
(ii). the Registered Office Provider be and is hereby authorized and instructed to make all necessary filings with the Registrar of Companies in the Cayman Islands in respect of the Increase of Authorized Share Capital.	☐	☐	☐
2. As a special resolution, to approve:			
(i) the amendment and restatement of the third memorandum and articles of association of the Company currently in effect (the "Current M&A") by the deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association of the Company (the "Amended and Restated Memorandum and Articles").	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date